European Bank for Reconstruction and Development DSTRBRPT

Exhibit (c)(ii)

4 October 2024

To:	European Bank for Reconstruction and Development
Attention:	Aziz Jurayev

Dear Sirs,

European Bank for Reconstruction and Development (the “Issuer”)

TRY 2,000,000,000 Zero Coupon Notes due 12 April 2027 (the “Notes”) (to be consolidated and form a single series with the Issuer’s TRY 1,000,000,000 Zero Coupon Notes due 12 April 2027 issued on 12 April 2022, the Issuer’s TRY 2,000,000,000 Zero Coupon Notes due 12 April 2027 issued on 28 September 2023, the Issuer’s TRY 1,250,000,000 Zero Coupon Notes due 12 April 2027 issued on 26 February 2024, the Issuer’s TRY 1,000,000,000 Zero Coupon Notes due 12 April 2027 issued on 15 May 2024, the Issuer’s TRY 500,000,000 Zero Coupon Notes due 12 April 2027 issued on 28 May 2024 and the Issuer’s TRY 3,500,000,000 Zero Coupon Notes due 12 April 2027 issued on 22 August 2024) issued pursuant to the European Bank for Reconstruction and Development EUR 60,000,000,000 Global Medium Term Note Programme for the issue of notes

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement.

We confirm that:

(i)	We agree to pay:

(a)	the fees and expenses of our legal advisers;

(b)	the fees and expenses of the Registrar and Agent and any paying agents;

(c)	the fees and expenses of Cleary Gottlieb Steen and Hamilton LLP, legal advisors to the Issuer in connection with the necessary United States filing;

(d)	all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any; and

(e)	the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii)	In addition we confirm that the provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 (the “Programme Agreement”) will not apply in relation to this issue of Notes.

(iii)	In order to permit the Issuer to file with the U.S. Securities and Exchange Commission the report required by 17 C.F.R. § 290.3 no later than the date of this Agreement, we confirm that the Notes are expected to be offered and sold in the United States.

The net proceeds of the issue are TRY 949,000,000 (payable in USD in the amount of USD 27,752,595.41) which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 95724.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:

(a)	we acknowledge that we (the “UK MiFIR Manufacturer”) understand the responsibilities conferred upon us under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes; and

(b)	we note the application of the UK MiFIR Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the UK MiFIR Manufacturer and the related information set out in the Pricing Supplement in connection with the Notes.

Recognition of the U.S. Special Resolution Regimes

a.	In the event that we as Dealer as a Covered Entity become subject to a proceeding under a U.S. Special Resolution Regime, the transfer from us of the Programme Agreement and related letters, and any interest and obligation in or under the Programme Agreement and related letters, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Programme Agreement and related letters, and any such interest and obligation, were governed by the laws of the United States or a state of the United States

b.	In the event that we, as Dealer and as a Covered Entity, or a Covered Affiliate of ours becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Programme Agreement and related letters that may be exercised against us are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Programme Agreement and related letters were governed by the laws of the United States or a state of the United States.

“Covered Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

(i)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“U.S. Special Resolution Regime” means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For:	J.P. Morgan Securities plc

By:	/s/ Sarah Lovedee

Authorised signatory

The Issuer hereby acknowledges and agrees to the paragraphs under the heading “Recognition of the U.S. Special Resolution Regimes” in this letter.

For: EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	/s/ Aziz Jurayev

Authorised signatory

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